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                                                                    EXHIBIT 21.1

                        Subsidiaries of BlackRock, Inc.

The following table lists the direct and indirect subsidiaries of BlackRock, Inc. as of June 30, 1999. In accordance with Item 601(21) of Regulation S-K, the omitted subsidiaries considered in the aggregate as a single subsidiary would not constitute a "significant subsidiary" as defined under Rule 1-02(w) of Regulation S-X.

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

                                              Jurisdiction of Incorporating or
                  Name                                   Organization
                  ----                                   ------------
BlackRock Advisors, Inc.                      Delaware
 (100% owned by BlackRock)

BlackRock Institutional Management            Delaware
 Corporation (100% owned by BlackRock)

BlackRock Financial Management, Inc.          Delaware
 (100% owned by BlackRock)

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